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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-2378                                                              April 30, 1999
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Circle Income Shares, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

      P. O. Box 77004, Indianapolis, Indiana 46277-7004
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                               ARTHUR ANDERSEN LLP

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors of
   Circle Income Shares, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Circle Income Shares, Inc. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 1999. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999, and with respect to agreement of security purchases and sales, for the period from March 31, 1999 (date of last examination) through April 30, 1999, without prior notice to management:

o Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Cleveland, The Depository Trust Co., Participants Trust Company);

o Reconciliation of all such securities to the books and records of the Company and Bank One Trust Co., the Custodian;

o Agreement of one (1) security purchase since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Circle Income Shares, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 with respect to securities reflected in the investment account of the Company, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Circle Income Shares, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                      ARTHUR ANDERSEN LLP


Columbus, Ohio,
   July 9, 1999

[LOGO]     CIRCLE INCOME SHARES, INC.

               P.O. Box 77004, Indianapolis, Indiana 46277-7004 o (317) 321-8180

--------------------------------------------------------------------------------


July 9, 1999


Arthur Andersen LLP
41 South High Street
Suite 2100
Columbus, Ohio 43215


Dear Sirs:


We, As members of management of Circle Income Shares, Inc. (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999, and from March 31, 1999 through April 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999, and from March 31, 1999 to April 30, 1999, with respect to securities reflected in the investment account of the Company.


Circle Income Shares, Inc.
By:

/s/ Bruce Glor
-------------------------
Bruce Glor, President